July 7, 2016

Via EDGAR Submission

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Christy Adams
Paul Fischer
Ivette Leon
Larry Spirgel

Re:	iHeartMedia, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Response Dated May 26, 2016
Form 8-K filed May 4, 2016
File No. 0-53354

Ladies and Gentlemen:

Set forth below are the responses of iHeartMedia, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 22, 2016, with respect to the Company’s Current Report on Form 8-K filed on May 4, 2016 (the “8-K”).

For your convenience, the responses are prefaced by the exact text of the Staff’s comments in bold, italicized text.

Form 8-K Filed May 4, 2016

Exhibit 99.1

1.	Your disclosure of OIBDAN in the introduction of and throughout your earnings release is inconsistent Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please consider the above-mentioned Interpretations in their entirety when preparing the disclosures to be included in your next earnings release.

Response:

The Company acknowledges the Staff’s comment and will revise future earnings releases in accordance with Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016 (the “Interpretations”), and will consider the Interpretations in their entirety when preparing the disclosures to be included in its next earnings release, as follows:

1.	The Company will revise any headlines in future earnings releases that include OIBDAN to include operating income before OIBDAN. Operating income is the most directly comparable GAAP measure to OIBDAN.

2.	Each time the Company includes a descriptive characterization of OIBDAN, the Company will include an equally prominent descriptive characterization of operating income.

3.	The Company will add a presentation of operating income by segment to the presentation of GAAP measures by segment in the table on page 3 and will remove OIBDAN by segment from the table on page 3. Any non-GAAP measures by segment, including OIBDAN by segment, will be presented in the following table on page 4.

4.	Throughout the earnings release, the Company will revise its presentation to ensure that each non-GAAP measure is preceded by the most directly comparable GAAP measure. If such revisions were included in Exhibit 99.1 of the Company’s Form 8-K filed on May 4, 2016, the Company would, under the headings “Key Financial Highlights” and “First Quarter 2016 Results,” (i) move the discussion of changes in GAAP revenues before each discussion of changes in revenues on an adjusted, non-GAAP basis, (ii) add a discussion of changes in operating income before each discussion of changes in OIBDAN and OIBDAN on an adjusted, non-GAAP basis and (iii) replace the discussion of “operating expenses” with a discussion of direct operating and SG&A expenses, which will be the sum of direct operating expenses (excludes depreciation and amortization) and SG&A expenses (excludes depreciation and amortization), which are presented as components of operating expenses in the Company’s Consolidated Statements of Comprehensive Loss in its Quarterly Report on Form 10-Q, and present it before a discussion of direct operating and SG&A expenses on an adjusted, non-GAAP basis. The Company advises the Staff that it intends to continue to present certain measures, such as revenues, direct operating and SG&A expenses and OIBDAN, adjusted for the impact from movements in foreign exchange and that, from time to time, it may make adjustments to exclude certain other items from the calculation of these measures, as appropriate to enhance the comparability of the Company’s underlying performance. In the event that the Company makes adjustments for items that impact comparability in the future, the Company will include a discussion of changes in the most directly comparable GAAP measure before any discussion of the adjusted non-GAAP presentation.

2.

We refer to your presentation labeled “Revenues, Operating Expenses and OIBDAN by Segment” on page 3 and “Excluding Movements in Foreign Exchange” on page 4. We note that OIBDAN is not the measure of segment profit or loss used in meeting the disclosure requirements pursuant to ASC 280-10-50 in your annual and interim financial statements. In addition, “operating expenses” excludes depreciation and amortization, sale-leaseback and other expenses. Therefore, Operating Expenses by Segments, Consolidated Operating Expenses, OIBDAN by Segments and Consolidated OIBDAN are non-GAAP financial measures. Accordingly, it appears that your use of GAAP terminology for non-GAAP amounts and subtotals in this manner is not appropriate. Please revise to clearly label them as non-GAAP measures and comply with Item 10(e)(1)(i) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and will revise future earnings releases to: (i) clearly label all consolidated non-GAAP amounts and non-GAAP amounts by segment as non-GAAP measures without using GAAP terminology; (ii) reconcile all non-GAAP segment amounts to the most directly comparable GAAP segment amounts presented in the Company’s annual and interim financial statements pursuant to ASC 280-10-50; and (iii) comply with Item 10(e)(1)(i) of Regulation S-K, as follows:

1.	The Company will eliminate the presentation of “operating expenses,” which excludes depreciation and amortization, sale-leaseback and other expenses, from the tables on pages 3 and 4 and replace it with a presentation of direct operating and SG&A expenses, which will be the sum of direct operating expenses (excludes depreciation and amortization) and SG&A expenses (excludes depreciation and amortization), which are presented as components of operating expenses in the Company’s Consolidated Statements of Comprehensive Loss in the Company’s Quarterly Report on Form 10-Q.

2.	Under the heading “Supplemental Disclosure Regarding Non-GAAP Financial Information,” the Company will add a discussion of the reasons management believes each non-GAAP measure is useful to investors for evaluating the Company’s results of operations and, to the extent material, the additional purposes, if any, for which management uses the non-GAAP financial measures, as required by Item 10(e)(1)(i)(C) and (D) of Regulation S-K. To the extent the following non-GAAP measures continue to be included in future earnings releases, the Company will include such a discussion for each measure: (i) revenues excluding political advertising revenues, (ii) revenues, direct operating and SG&A expenses and OIBDAN, in each case excluding the effects of foreign exchange and (iii) revenues, direct operating and SG&A expenses and OIBDAN, in each case excluding the effects of foreign exchange and non-strategic outdoor markets sold. To the extent these additional non-GAAP measures continue to be included in future earnings releases, the Company expects its future disclosures would be substantially in the following proposed form, with appropriate changes depending on the particular non-GAAP information included in future earnings releases:

“The other non-GAAP financial measures presented in the tables below are: (i) revenues, direct operating and SG&A expenses and OIBDAN, each excluding the effects of foreign exchange rates; (ii) revenues, direct operating and SG&A expenses and OIBDAN, each excluding the effects of foreign exchange rates and the results of Americas outdoor markets sold; and (iii) revenues excluding the effects of political revenue.

The Company presents revenues, direct operating and SG&A expenses and OIBDAN, each excluding the effects of foreign exchange rates, because management believes that viewing certain financial results without the impact of fluctuations in foreign currency rates facilitates period to period comparisons of business performance and provides useful information to investors. A significant portion of the Company’s advertising operations are conducted in foreign markets, principally Europe, the U.K. and China, and management reviews the results from its foreign operations on a constant dollar basis. Revenues, direct operating and SG&A expenses and OIBDAN, each excluding the effects of foreign exchange rates, are calculated by converting the current period’s amounts in local currency to U.S. dollars using average foreign exchange rates for the prior period.

In the first quarter of 2016, the Company sold nine non-strategic Americas outdoor markets. The Company presents revenues, direct operating and SG&A expenses and OIBDAN, each excluding the effects of foreign exchange rates and the results of Americas outdoor markets sold, for the consolidated Company and the Americas outdoor segment, in order to facilitate investors’ understanding of operational trends without the impact of fluctuations in foreign currency rates and without the results of the outdoor markets that were sold, as these results will not be included in the Company’s results in future periods.

Finally, the Company presents revenues excluding the effects of political revenue. Due to the cyclical nature of the electoral system and the seasonality of the related political revenues, management believes presenting revenues excluding the effects of political revenue provides additional information to investors about the Company’s revenue growth from period to period.

Since these non-GAAP financial measures are not calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, the most directly comparable GAAP financial measures as an indicator of operating performance.”

3.

The Company will revise each of the reconciliation tables under “Supplemental Disclosure Regarding Non-GAAP Financial Information” to reconcile each consolidated and segment non-GAAP financial measure to the most directly comparable GAAP measure. For example, assuming the non-GAAP financial measures included in future earnings releases are consistent with those included in

Exhibit 99.1 of the Company’s Form 8-K filed on May 4, 2016, (i) OIBDAN will be reconciled to operating income, (ii) revenues excluding effects of foreign exchange will be reconciled to revenues, (iii) direct operating and SG&A expenses excluding effects of foreign exchange will be reconciled to direct operating and SG&A expenses, (iv) OIBDAN excluding effects of foreign exchange will be reconciled to operating income, (v) revenues excluding effects of political advertising will be reconciled to revenues and (vi) Consolidated and Americas outdoor revenues, direct operating and SG&A expenses and OIBDAN, in each case excluding the effects of foreign exchange and non-strategic outdoor markets sold, will be reconciled to Consolidated and Americas outdoor revenues, direct operating and SG&A expenses and operating income.

In addition, the Company intends to revise its definition of OIBDAN throughout the earnings release to eliminate adjustments for lease expense arising from sale-leaseback transactions and amortization of deferred system implementation costs. The Company will include an explanation of the reasons for the change between periods as required by Question 100.02 of the Interpretations. The Company does not believe that this change is significant. However, in future filings the Company intends to reflect this change in the presentation of OIBDAN in current and prior comparable periods.

Finally, the Company acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (210) 822-2828.

Sincerely,

/s/ Scott D. Hamilton

Scott D. Hamilton
Senior Vice President and Chief Accounting Officer

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